Exhibit 28D(v)

Management Fee Waiver and Expense Limitation Agreement effective February 1, 2012 (Lord Abbett AMT Free Municipal Bond Fund, Lord Abbett Intermediate Tax Free Fund and Lord Abbett Short Duration Tax Free Fund).

Management Fee Waiver and Expense Limitation Agreement

This Management Fee Waiver and Expense Limitation Agreement (the “Agreement”) is made and entered into this 1st day of February, 2012 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Fund, Inc. (“Income Fund”) with respect to the Lord Abbett Short Duration Tax Free Fund (“Short Duration Tax Free Fund”), the Lord Abbett Intermediate Tax Free Fund (“Intermediate Tax Free Fund”) and the Lord Abbett AMT Free Municipal Bond Fund (“AMT Free Fund”) (collectively, the “Funds”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to the Short Duration Tax Free Fund, Lord Abbett agrees for the time period set forth in paragraph 4 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees and interest related expenses, if any, do not exceed an annual rate of 0.41%.

2.

With respect to the Intermediate Tax Free Fund, Lord Abbett agrees for the time period set forth in paragraph 4 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees and interest related expenses, if any, do not exceed an annual rate of 0.47%.

3.

With respect to the AMT Free Municipal Bond Fund, Lord Abbett agrees for the time period set forth in paragraph 4 below to waive all or a portion of its management fee and, if necessary, reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees and interest related expenses, if any, do not exceed an annual rate of 0.35%.

4.	This Agreement will be effective from February 1, 2012 through January 31, 2013. This Agreement may be terminated only by the Board of Directors of Income Fund upon written notice to Lord Abbett.

[Signatures follow on next page]

IN WITNESS WHEREOF, Lord Abbett and the Income Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel

Lord Abbett Municipal Income Fund, Inc.

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary